Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

CHC Reports Emergency Landing by Affiliate, Brazilian Helicopter Services

VANCOUVER, British Columbia February 26, 2008 /Marketwire - CHC Helicopter Corporation (“CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) regrets to report that an AS332L2 helicopter, operated by BHS Brazilian Helicopter Services Taxi Aereo SA (“BHS”) made an emergency landing into the waters of the Campos Basin approximately 100 kilometres off the coast of Brazil at approximately 1630hrs local time, Tuesday, February 26, 2008.   The helicopter was under contract to Petrobras Brasileiro SA which has released the following information in a press release: “There were 20 persons on board, 3 crew members and 17 passengers.   As of 1900hrs local time, 15 persons have been rescued, 4 persons are still missing and 1 confirmed fatality.  Search and rescue efforts are ongoing.”

CHC is the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

Forward Looking Statements

Statements in this press release may contain forward-looking statements involving known and unknown uncertainties. While these statements represent our best current knowledge and judgment, they may involve additional uncertainties related to gathering and assessing the facts associated with an ongoing search and rescue operation. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

For further information, please contact:

CHC Helicopter Corporation
Natalie Haywood
Communications
604-952-7773 or 778-999-0084